SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Compagnie Générale de Géophysique-Veritas

(Exact name of registrant as specified in its charter)

CGG Veritas

(Translation of registrant’s name into English)

Republic of France

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -             .)

FORWARD-LOOKING STATEMENTS	3

Item 1 FINANCIAL STATEMENTS	5
Consolidated Balance Sheets as of June 30, 2011 (unaudited) and December 31, 2010	5
Unaudited Interim Consolidated Statements of Operations for the three months ended June 30, 2011 and 2010 and for the six month ended June 30, 2011 and 2010	6
Unaudited Interim Consolidated Statements of Comprehensive Income for the six months ended June 30, 2011 and 2010	8
Unaudited Interim Consolidated Statements of Changes in Equity as of June 30, 2011 and 2010	9
Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010	10
Notes to Unaudited Interim Consolidated Financial Statements	11

Item 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	23

Item 3 CONTROLS AND PROCEDURES	34

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic and credit environment;

•	exposure to the credit risk of customers;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•

our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2010 that we filed with the SEC on April 21, 2011. Our annual report on Form 20-F is available on our website at www.cggveritas.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cggveritas.com or invrelhouston@cggveritas.com or writing to CGG Veritas – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED BALANCE SHEETS

	June 30, 2011 (unaudited)		December 31, 2010
amounts in millions of	€	US$ (1)	€	US$ (2)
ASSETS
Cash and cash equivalents	359.9	520.2	335.9	448.8
Trade accounts and notes receivable, net	559.0	807.9	694.9	928.5
Inventories and work-in-progress, net	289.6	418.6	264.5	353.4
Income tax assets	87.9	127.0	85.1	113.7
Other current assets, net	107.6	155.5	121.1	161.8
Assets held for sale, net	12.8	18.5	72.5	97.0
Total current assets	1,416.8	2,047.7	1,574.0	2,103.2
Deferred tax assets	100.1	144.7	135.4	180.9
Investments and other financial assets, net	25.7	37.1	26.5	35.4
Investments in companies under equity method	73.0	105.5	73.4	98.0
Property, plant and equipment, net	828.1	1,196.9	781.7	1,044.5
Intangible assets, net	657.2	949.9	721.4	963.9
Goodwill, net	1,865.9	2,696.7	2,012.0	2,688.5
Total non-current assets	3,550.0	5,130.8	3,750.4	5,011.2
TOTAL ASSETS	4,966.8	7,178.5	5,324.4	7,114.4

LIABILITIES AND EQUITY
Bank overdrafts	2.8	4.0	4.5	6.1
Current portion of financial debt	62.2	89.9	74.5	99.5
Trade accounts and notes payable	261.2	377.5	295.5	394.8
Accrued payroll costs	113.4	163.8	109.3	146.0
Income taxes payable	36.6	52.9	62.1	82.9
Advance billings to customers	22.7	32.8	24.8	33.2
Provisions – current portion	33.6	48.6	41.8	55.8
Other current liabilities	218.4	315.8	196.4	262.5
Total current liabilities	750.9	1,085.3	808.9	1,080.8
Deferred tax liabilities	106.2	153.5	116.7	155.9
Provisions – non-current portion	79.1	114.3	87.7	117.2
Financial debt	1,327.5	1,918.6	1,406.6	1,879.5
Other non-current liabilities	34.6	50.1	34.6	46.3
Total non-current liabilities	1,547.4	2,236.5	1,645.6	2,198.9
Common stock 215,096,351 shares authorized and 151,849,901 shares with a €0.40 nominal value issued and outstanding at June 30, 2011; 151,506,109 at December 2010	60.7	87.8	60.6	81.0
Additional paid-in capital	1,970.0	2,847.2	1,967.9	2,629.5
Retained earnings	888.1	1,283.5	880.5	1,776.5
Treasury shares	(13.8)	(19.9)	(13.8)	(18.4)
Net income (loss) for the period attributable to owners of CGGVeritas	(58.0)	(83.7)	(54.6)	(72.9)
Cumulative income and expense recognized directly in equity	0.2	0.2	(3.4)	(4.6)
Cumulative translation adjustment	(234.3)	(338.7)	(25.1)	(33.6)
Equity attributable to owners of CGGVeritas SA	2,612.9	3,776.4	2,812.1	3,757.5
Non-controlling interest	55.6	80.3	57.8	77.2
Total equity	2,668.5	3,856.7	2,869.9	3,834.7
TOTAL LIABILITIES AND EQUITY	4,966.8	7,178.5	5,324.4	7,114.4

(1)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.445 per € on the balance sheet date.
(2)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.336 per € on the balance sheet date.

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,
	2011		2010
except per share data, amounts in millions of	€	US$ (1)	€	US$ (1)
Operating revenues	517.2	749.6	498.0	646.9
Other income from ordinary activities	0.5	0.8	0.7	0.9
Total income from ordinary activities	517.7	750.4	498.7	647.8
Cost of operations	(445.8)	(646.4)	(398.9)	(518.4)
Gross profit	71.9	104.0	99.8	129.4
Research and development expenses, net	(12.2)	(17.8)	(15.5)	(20.2)
Marketing and selling expenses	(15.0)	(21.7)	(13.4)	(17.3)
General and administrative expenses	(33.7)	(48.7)	(47.2)	(61.2)
Other revenues (expenses), net	(0.5)	(0.3)	4.8	6.4
Operating income	10.5	15.5	28.5	37.1
Expenses related to financial debt	(35.7)	(51.6)	(26.5)	(34.5)
Income provided by cash and cash equivalents	0.5	0.7	0.7	0.9
Cost of financial debt, net	(35.2)	(50.9)	(25.8)	(33.6)
Other financial income (loss)	(2.4)	(3.7)	7.9	10.3
Income (loss) of consolidated companies before income taxes	(27.1)	(39.1)	10.6	13.8
Deferred taxes on currency translation	0.7	1.1	0.2	0.4
Other income taxes	(3.6)	(5.3)	(2.2)	(2.7)
Total income taxes	(2.9)	(4.2)	(2.0)	(2.3)
Net income (loss) from consolidated companies	(30.0)	(43.3)	8.6	11.5
Share of income (loss) in companies accounted for under equity method	4.0	5.6	(2.3)	(3.2)
Net income (loss)	(26.0)	(37.7)	6.3	8.3

Attributable to :
Owners of CGGVeritas SA	(28.2)	(40.9)	2.2	2.9
Non-controlling interests	2.2	3.2	4.1	5.4

Weighted average number of shares outstanding	151,806,882	151,806,882	151,358,044	151,358,044
Dilutive potential shares from stock-options	(2)	(2)	410,970	410,970
Dilutive potential shares from free shares	(2)	(2)	314,773	314,773
Adjusted weighted average number of shares and assumed option exercises when dilutive	151,806,882	151,806,882	152,083,787	152,083,787
Net income (loss) per share attributable to owners of CGGVeritas SA
Basic	(0.19)	(0.27)	0.01	0.02
Diluted	(0.19)	(0.27)	0.01	0.02

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.
(2)	Stock-options and performance shares plans have an anti-dilutive effect at June 30, 2011; as a consequence, potential shares linked to those instruments are not taken into account in the dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
	2011		2010
except per share data, amounts in millions of	€	US$ (1)	€	US$ (2)
Operating revenues	1,051.5	1,477.9	996.0	1,343.0
Other income from ordinary activities	1.2	1.7	1.6	2.1
Total income from ordinary activities	1,052.7	1,479.6	997.6	1,345.1
Cost of operations	(909.9)	(1,278.9)	(791.8)	(1,067.7)
Gross profit	142.8	200.7	205.8	277.4
Research and development expenses, net	(27.0)	(38.0)	(28.8)	(38.8)
Marketing and selling expenses	(28.6)	(40.2)	(30.1)	(40.5)
General and administrative expenses	(68.1)	(95.7)	(96.5)	(130.2)
Other revenues (expenses), net	8.4	11.8	4.4	5.9
Operating income	27.5	38.6	54.8	73.8
Expenses related to financial debt	(68.7)	(96.5)	(51.7)	(69.7)
Income provided by cash and cash equivalents	0.9	1.2	1.4	1.9
Cost of financial debt, net	(67.8)	(95.3)	(50.3)	(67.8)
Other financial income (loss)	(13.1)	(18.4)	15.3	20.7
Income (loss) of consolidated companies before income taxes	(53.4)	(75.1)	19.8	26.7
Deferred taxes on currency translation	4.5	6.3	(2.5)	(3.4)
Other income taxes	(9.6)	(13.4)	(8.6)	(11.7)
Total income taxes	(5.1)	(7.1)	(11.1)	(15.1)
Net income (loss) from consolidated companies	(58.5)	(82.2)	8.7	11.6
Share of income (loss) in companies accounted for under equity method	5.5	7.7	(2.1)	(2.8)
Net income (loss)	(53.0)	(74.5)	6.6	8.8

Attributable to :
Owners of CGGVeritas SA	(58.0)	(81.5)	(0.4)	(0.6)
Non-controlling interests	5.0	7.0	7.0	9.4

Weighted average number of shares outstanding	151,684,340	151,684,340	151,275,968	151,275,968
Dilutive potential shares from stock-options	(3)	(3)	403,108	403,108
Dilutive potential shares from free shares	(3)	(3)	314,773	314,773
Adjusted weighted average number of shares and assumed option exercises when dilutive	151,684,340	151,684,340	151,993,849	151,993,849
Net income (loss) per share attributable to owners of CGGVeritas SA
Basic	(0.38)	(0.54)	—	—
Diluted	(0.38)	(0.54)	—	—

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.406 per €.
(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.348 per €.
(3)	Stock-options and performance shares plans have an anti-dilutive effect at June 30, 2011 and 2010; as a consequence, potential shares linked to those instruments are not taken into account in the dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,
amounts in millions of €	2011	2010
Net income (loss) from statements of operations	(53.0)	6.6

Gain (loss) on cash flow hedges	0.8	(4.7)
Income taxes	(0.3)	1.6
Net gain (loss) on cash flow hedges	0.5	(3.1)

Gain (loss) on actuarial changes on pension plan	0.8	—
Income taxes	(0.3)	—
Net gain (loss) on actuarial changes on pension plan	0.5	—

Exchange differences on translation of foreign operations	(213.7)	409.7

Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method	3.1	(8.3)

Total other comprehensive income (loss) for the period, net of taxes	(209.9)	398.3

Total comprehensive income (loss) for the period	(262.9)	404.9

Attributable to :
Owners of CGGVeritas SA	(263.4)	392.8
Non-controlling interests	0.5	12.1

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(amounts in millions of euros, except share data)	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGGVeritas SA	Non controlling interests	Total equity
Balance at January 1, 2010	151,146,594	60.5	1,965.9	871.7	(13.5)	0.9	(224.2)	2,661.3	40.2	2,701.5

Capital increase	263,017	0.1	1.6					1.7		1.7
Net income				(0.4)				(0.4)	7.0	6.6
Cost of share-based payment				7.2				7.2	(3.0)	4.2
Operations on treasury shares					(3.2)			(3.2)		(3.2)
Net gain (loss) on actuarial changes on pension plan (1)										—
Net gain (loss) on cash flow hedges (2)						(11.4)		(11.4)		(11.4)
Exchange differences on foreign currency translation (3)							404.6	404.6	5.1	409.7

Other comprehensive income (1)+(2)+(3)						(11.4)	404.6	393.2	5.1	398.3
Changes in consolidation scope and other				0.2				0.2	0.4	0.6

Balance at June 30, 2010	151,409,611	60.6	1,967.5	878.7	(16.7)	(10.5)	180.4	3,060.0	49.7	3,109.7

(amounts in millions of euros, except share data)	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGGVeritas SA	Non controlling interests	Total equity
Balance at January 1, 2011	151,506,109	60.6	1,967.9	825.9	(13.8)	(3.4)	(25.1)	2,812.1	57.8	2,869.9

Capital increase	343,792	0.1	2.1					2.2		2.2
Dividends									(2.7)	(2.7)
Net income				(58.0)				(58.0)	5.0	(53.0)
Cost of share-based payment				5.1				5.1		5.1
Operations on treasury shares
Net gain (loss) on actuarial changes on pension plan (1)				0.5				0.5		0.5
Net gain (loss) on cash flow hedges (2)						3.6		3.6		3.6

Exchange differences on foreign currency translation (3)							(209.2)	(209.2)	(4.5)	(213.7)

Other comprehensive income (1)+(2)+(3)				0.5		3.6	(209.2)	(205.1)	(4.5)	(209.6)
Issuance of convertible bonds, net of deferred taxes				58.2				58.2		58.2

Changes in consolidation scope and other				(1.6)				(1.6)		(1.6)

Balance at June 30, 2011	151,849,901	60.7	1,970.0	830.1	(13.8)	0.2	(234.3)	2,612.9	55.6	2,668.5

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2011		2010
amounts in millions of	€	US$ (1)	€	US$ (2)
OPERATING
Net income (loss)	(53.0)	(74.5)	6.6	8.9
Depreciation and amortization	119.9	168.5	111.4	150.2
Multi-client surveys depreciation and amortization	69.6	97.8	80.2	108.1
Variance on provisions	(6.7)	(9.4)	(48.6)	(65.5)
Stock based compensation expenses	5.1	7.2	7.2	9.7
Net gain (loss) on disposal of fixed assets	(3.3)	(4.6)	0.2	0.3
Equity income (loss) of investees	(5.4)	(7.6)	2.1	2.8
Dividends received from affiliates	4.9	6.9	2.2	3.0
Other non-cash items	(2.4)	(3.4)	(10.3)	(13.9)
Net cash including net cost of financial debt and income tax	128.7	180.9	151.0	203.6
Less net cost of financial debt	67.8	95.3	50.3	67.8
Less income tax expense	5.0	7.0	11.2	15.1
Net cash excluding net cost of financial debt and income tax	201.5	283.2	212.5	286.5
Income tax paid	(33.4)	(46.9)	(47.5)	(64.0)
Net cash before changes in working capital	168.1	236.3	165.0	222.5
• change in trade accounts and notes receivable	148.6	208.9	31.6	42.6
• change in inventories and work-in-progress	(33.5)	(47.1)	(3.5)	(4.7)
• change in other current assets	17.3	24.3	(28.5)	(38.4)
• change in trade accounts and notes payable	(38.0)	(53.4)	15.2	20.5
• change in other current liabilities	(3.4)	(4.8)	(30.2)	(40.7)
Impact of changes in exchange rate on financial items	1.6	2.3	23.1	31.1
Net cash provided by operating activities	260.8	366.5	172.7	232.9
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(111.8)	(157.1)	(86.4)	(116.5)
Investments in multi-client surveys	(63.6)	(89.4)	(128.0)	(172.6)
Proceeds from disposals of tangible and intangible assets	4.3	6.0	3.3	4.4
Total net proceeds from financial assets	3.2	4.5	1.3	1.8
Acquisition of investments, net of cash & cash equivalents acquired	(0.5)	(0.7)	(1.2)	(1.6)
Impact of changes in consolidation scope	—	—	—	—
Variation in loans granted	0.8	1.1	(0.4)	(0.5)
Variation in subsidies for capital expenditures	—	—	0.8	1.1
Variation in other non-current financial assets	0.6	0.9	(1.4)	(1.9)
Net cash used in investing activities	(167.0)	(234.7)	(212.0)	(285.8)
FINANCING
Repayment of long-term debt	(746.1)	(1,048.6)	(42.3)	(57.0)
Total issuance of long-term debt	761.2	1,069.8	2.2	3.0
Lease repayments	(19.7)	(27.7)	(44.6)	(60.1)
Change in short-term loans	(1.5)	(2.1)	2.4	3.2
Financial expenses paid	(44.5)	(62.5)	(47.8)	(64.4)
Net proceeds from capital increase:
• from shareholders	2.3	3.2	1.7	2.3
Dividends paid and share capital reimbursements:
• to shareholders
• to non-controlling interests of integrated companies	(2.7)	(3.9)	(3.0)	(4.0)
Acquisition/disposal from treasury shares	—	—	(3.2)	(4.3)
Net cash provided by (used in) financing activities	(51.1)	(71.8)	(134.6)	(181.5)
Effects of exchange rate on cash	(18.7)	11.4	53.7	(15.6)
Net increase (decrease) in cash and cash equivalents	24.0	71.4	(120.2)	(250.0)
Cash and cash equivalents at beginning of year	335.9	448.8	480.3	691.9
Cash and cash equivalents at end of period	359.9	520.2	360.1	441.9

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.406 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.445 per € at June 30, 2011 and of US$1.336 per € at December 31, 2010).
(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.348 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.227 per € at June 30, 2010 and of US$1.441 per € at December 31, 2009).

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compagnie Générale de Géophysique Veritas, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with International IAS34 as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Board of Directors for issue on July 28, 2011.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2010 included in its report on Form 20-F for the year 2010 filed with the SEC on April 21, 2011.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2010, except for the adoption of the following new Standards and Interpretations:

•	IAS24 - Related Party Disclosures – adopted by the European Union in July 2010, and applicable as of January 1, 2011

•	Amendment to IAS32 - Classification of rights issues- adopted by the European Union in December 2009, and applicable as of January 1, 2011

•	Amendment to IFRIC 14 - Prepayments of a Minimum Funding Requirement– adopted by the European Union in July 2010, and applicable as of January 1, 2011

•	IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments– adopted by the European Union in July 2010, and applicable as of January 1, 2011

•	2008-2010 annual improvements to IFRS adopted by the European Union in February 2011 and applicable as of January 1, 2011

The adoption of these new standards and interpretations did not have any material impact on the Group’s interim financial statements.

At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union:

•	IFRS9 - Financial instruments: Recognition and Measurement of financial assets

•	IFRS7 Amendment - Financial instruments disclosures about transfers of financial assets

•	IAS12 Amendment – Income taxes: Recovery of underlying assets

•	IFRS 10 Consolidated Financial Statements, replaces parts of IAS 27 Consolidated and Separate Financial statements

•	IAS 27 Amendment — Separate Financial Statements

•	IFRS 11 Joint Arrangements supersedes IAS 31 Interests in Joint Ventures

•	IFRS 12 Disclosure of Interests in Other Entities

•	IFRS 13 Fair Value Measurement

•	IAS 28 Amendment — Investments in Associates (Equity Method)

The Group has not opted for the early adoption of these Standards, Amendments and Interpretations and it is currently reviewing them to measure the potential impact on the interim condensed consolidated financial statements. At this stage, we do not anticipate any significant impact.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities
Recoverability of client receivables	Assessment of clients’ credit default risk
Valuation of investments	Financial assets fair value Under equity method companies fair value
Amortization and impairment of Multi-clients surveys	Expected margin rate for each category of surveys Expected useful life of Multi-Client Surveys
Depreciation and Amortization of tangible and intangible assets	Assets useful lives
Recoverable value of Goodwill and intangible assets	Expected geophysical market trends from 2011 to 2013 Discount rate (WACC)
Post employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate Return rate on plan assets
Provisions for risks, claims and litigations	Assessment of risks considering courts ruling and attorneys positions
Revenue Recognition	Contracts completion rates Assessment of fair value of customers loyalty programs Assessment of fair value of contracts identifiable parts
Development costs	Assessment of future benefits of each project
Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

• Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

• Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

• Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

• Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

• Other geophysical sales/ services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

• Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

IFRIC 13 “Customers Loyalty Programs” issued by the IASB in June 2007 has been applied from December 31, 2008 with the accumulated impact, net of tax, on previous periods recorded in equity as of December 31, 2008. The impact was not material.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each balance sheet date at the relevant level (independent surveys or groups of surveys).

We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.

In this respect, we generally use five amortization rates 50%, 65%, 75%, 80% or 83.3% of revenues depending on the category of the surveys. Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns. The 65% amortization rate is applied to the surveys acquired as a result of our acquisition of Veritas.

For all categories of surveys and starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level.

Multi-client surveys acquired as part of the business combination with Veritas and which have been valued for purchase price allocation purposes are amortized based on 65% of revenues and an impairment loss is recognized on a survey by survey basis in case of any indication of impairment.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

We amortize capitalized developments costs over 5 years.

Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

NOTE 2— ACQUISITIONS AND DIVESTITURES

Norfield

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction, we acquired Voyager AS (to be renamed Exploration Vessel Resources II AS), the owner of the seismic vessel Voyager, and sold the seismic vessel Venturer to Norfield. CGGVeritas is no longer a shareholder of Norfield AS. The gain arising from the disposal of our assets in relation with this transaction amounted to €7.8 million and was recorded in the line item “Other revenues (expenses)” in our statement of operations.

On the date we acquired it, Voyager AS entered into a U.S.$45 million credit facility secured by a pledge over the Voyager vessel and subject to substantially the same covenants as our US senior credit facilities.

Term sheet with JSC Geotech Holding (Geotech)

On February 23, 2011, a term sheet was signed with JSC Geotech Holding (Geotech) to create a joint venture to operate 2D and 3D marine seismic vessels, primarily in Russian and CIS waters.

The joint venture will provide marine seismic data acquisition and processing services for the oil and gas clients operating locally in Russia and CIS. CGGVeritas will make available one 2D ice class vessel and one 3D ice class vessel, to the joint venture.

Petrodata

On March 17, 2011, CGGVeritas purchased for U.S.$2.5 million Petrodata Consulting LLC, a Moscow-based company offering static and dynamic reservoir modeling, reserve estimation and risking, and field development services to the international oil and gas industry.

NOTE 3—COMMON STOCK AND STOCK OPTIONS PLANS

As of June 30, 2011, our share capital consisted of 151,849,901 shares, each with a par value of €0.4.

New stock option plans and performance shares allocation plan

On March 24, 2011, the Board of Directors allocated:

•

964,263 stock options to certain officers and employees. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. The options have an eight-year duration.

•

66,667 stock options to the Chairman and 133,333 options to the Chief Executive Officer. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of three objectives. The options have an eight-year duration.

•

488,886 performance shares including 13,750 performance shares to the Chairman and 27,500 performance shares to the Chief Executive Officer. These performance shares will be allocated on the later of either March 24, 2013 or the date of the shareholders’ meeting convened to approve the financial statements for fiscal year 2012, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation are fulfilled. These performance conditions are based on the achievement of certain objectives related to operating income and EBITDAS over fiscal years 2011 and 2012.

Information relating to options outstanding at June 30, 2011 is summarized below:

Date of Board of Directors’ Resolution	Options granted	Options outstanding at June 30, 2011	Exercise price per share	Fair value per share at the grant date		Expiration date
May 11, 2006	1,012,500	951,095	€26.26	€14.97	(a)	May 10, 2014
March 23, 2007	1,308,750	1,172,750	€30.40	€12.65	(b)	March 22, 2015
March 14, 2008	1,188,500	1,091,840	€32.57	€12.06	(c)	March 14, 2016
March 16, 2009	1,327,000	1,009,111	€8.82	€4.63	(d)	March 15, 2017
January 6, 2010	220,000	220,000	€14.71	€8.23	(e)	January 6, 2018
March 22, 2010	1,548,150	1,477,087	€19.44	€10.10	(f)	March 22, 2018
October 21, 2010	120,000	120,000	€16.88	€9.66	(g)	October 21, 2018
March 24, 2011	1,164,363	1,164,363	€25.48	€8.48	(h)	March 24, 2019

Total	7,549,603	7,206,246

(a)	Based on a volatility of 35% and a risk-free rate of 3.8%
(b)	Based on a volatility of 36% and a risk-free rate of 3.95%
(c)	Based on a volatility of 39% and a risk-free rate of 3.47%
(d)	Based on a volatility of 50% and a risk-free rate of 2.88%
(e)	Based on a volatility of 52% and a risk-free rate of 2.78%
(f)	Based on a volatility of 52% and a risk-free rate of 2.44%
(g)	Based on a volatility of 52% and a risk-free rate of 2.05%
(h)	Based on a volatility of 37% and a risk-free rate of 2.52%

The exercise price for each option is the average fair market value of our common stock during the 20 consecutive trading days ending on the trading day immediately preceding the date the option is granted.

According to IFRS 2, the fair value of stock options granted since November 7, 2002 (comprising the May 2003, May 2006, March 2007, March 2008, 2009, 2010 and 2011 plans) is recognized as an expense over the life of the plan, which represented a €5.1 million expense for the six month period ended June 30, 2011 (of which €2.0 million was for members of the Executive Committee), and a €7.2 million expense for the six months ended June 30, 2010 (of which €3.7million was for members of the Executive Committee).

A summary of the Company’s stock option transactions and related information follows:

	June 30, 2011		June 30, 2010
	Number of options	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
Outstanding-beginning of period	6,428,504	22.17	4,958,740	22.35
Granted	1,164,363	25.48	1,768,150	18.85
Exercised	(306,792)	7.24	(242,879)	6.70
Forfeited	(79,829)	15.52	(38,098)	14.95

Outstanding-end of period	7,206,246	23.41	6,445,913	14.23

NOTE 4— FINANCIAL DEBT

Our net financial debt amounted to €1,032.6 million as of June 30, 2011.

Issue of bonds convertible into and/or exchangeable for new or existing shares

On January 27, 2011, we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2016 for a total nominal amount of €360 million. We used the net proceeds of the issuance to partially redeem our U.S.$530 million 7.5% Senior Notes due May 2015, allowing us to reduce our cash interest expense.

The bonds’ nominal value was set at €27.80 per bond, representing an issue premium of 25% of the CGGVeritas’ reference share price on the regulated market of NYSE Euronext in Paris. The bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year. The bonds entitle the holders to receive new and/or existing CGGVeritas shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

Issue of senior notes due 2021

On May 31, 2011, we issued U.S.$650 million principal amount of 6 1/2 % senior notes due June 1, 2021. The senior notes were issued at a price of 96.45% of their principal amount, resulting in a yield of 7%. We used the net proceeds of the issuance to redeem the remainder of our U.S.$530 million 7.5% Senior Notes due May 2015 and to repay in full the U.S.$508 million outstanding under our term loan B facility.

Redemption of 7 1/2 % Senior Notes due 2015

On March 1, 2011, we redeemed U.S.$460 million aggregate principal amount of our U.S.$530 million 7 1/2 % Senior Notes due 2015 at a price of 103.75% plus accrued interest, and on June 30, 2011,we redeemed the remaining U.S.$70 million aggregate principal amount of such notes at a price of 102.5% plus accrued interest. The redemptions were financed through the bond issuances described immediately above.

Redemption of term loan B facility

On June 2, 2011, we repaid in full the U.S.$508 million outstanding under our term loan B facility with the proceeds of our issuance of senior bonds due 2021 described above.

All financial ratios included in covenants were complied with as of June 30, 2011.

NOTE 5—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used by the chief operating decision maker to manage and measure the performance of CGGVeritas. We divide our business into two operating segments, geophysical services and geophysical equipment.

Since July 1, 2010, our Group has been organized in five divisions and operates in two industry segments:

•	Geophysical services segment, which comprises:

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Processing, Imaging and Reservoir: processing and imaging as well as interpretation of geophysical data, data management and reservoir studies for clients, and

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

•

Geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.

Inter-company sales between the two segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical equipment segment to the geophysical services segment. These inter-segment sales and the related operating income recognized by the geophysical equipment segment are eliminated in consolidation and presented as follows in the tables that follow: (i) Operating income for our Services segment is presented after elimination of amortization expense corresponding to capital expenditures between our Equipment segment and Services segment; (ii) Capital expenditures for our Services segment are presented after elimination of inter-segment margin.

Operating income represents operating revenues and other operating income less expenses of the relevant industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the segment management and because financing and investment are mainly managed at the corporate level.

The following tables present revenues, operating income and identifiable assets by operating segment, and operating revenues by geographic area (by location of customers).

Analysis by operating segment

	Three months ended June 30,
	2011						2010
(in millions of euros)	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total
Revenues from unaffiliated customers	367.1	150.1	—		517.2	353.3	144.7	—		498.0
Inter-segment revenues	—	33.7	(33.7)		—	—	45.9	(45.9)		—
Operating revenues	367.1	183.8	(33.7)		517.2	353.3	190.6	(45.9)		498.0
Other income from ordinary activities	—	0.5	—		0.5	—	0.7	—		0.7
Total income from ordinary activities	367.1	184.3	(33.7)		517.7	353.3	191.3	(45.9)		498.7
Operating income (loss)	(20.3)	52.3	(21.5	)(a)	10.5	4.1	50.5	(26.1	)(a)	28.5
Equity in income (loss) of investees	4.1	—	—		4.1	(2.3)	—	—		(2.3)
Capital expenditures (b)	97.5	3.8	—		101.3	112.9	9.6	—		122.5
Depreciation and amortization (c)	84.6	8.8	(0.3)		93.1	86.8	8.8	0.4		96.0
Investments in companies under equity method	3.4				3.4	1.2	—	—		1.2

(a)	Includes general corporate expenses of €9.8 million for the three months ended June 30, 2011 and €9.6 million for the comparable period in 2010.
(b)	Includes (i) investments in multi-client surveys of €31.0 million for the three months ended June 30, 2011 and €65.8 million for the three months ended June 30, 2010; (ii) capitalized development costs of €2.3 million for the three months ended June 30, 2011 and €3.5 million for the comparable period of 2010 in the Services segment, €1.1 million for the three months ended June 30, 2011 and €0.7 million for the comparable period of 2010 in the Equipment segment; (iii) €9.0 million equipment acquired under finance lease for the three months ended June 30, 2011 and none for the comparable period of 2010 in the Services segment.
(c)	Includes multi-client survey amortization of €35.1 million for the three months ended June 30, 2011 and €40.3 million for the comparable period of 2010.

	Three months ended June 30,
	2011 (1)				2010 (1)
(in millions of US$)	Services	Equipment	Eliminations and Adjustments	Consolidated Total	Services	Equipment	Eliminations and Adjustments	Consolidated Total
Revenues from unaffiliated customers	532.7	216.9	—	749.6	459.9	187.0	—	646.9
Inter-segment revenues	—	49.8	(49.8)	—	—	60.1	(60.1)	—

Operating revenues	532.7	266.7	(49.8)	749.6	459.9	247.1	(60.1)	646.9

Other income from ordinary activities	—	0.8	—	0.8	—	0.9	—	0.9

Total income from ordinary activities	532.7	267.5	(49.8)	750.4	459.9	248.0	(60.1)	647.8

Operating income (loss)	(29.3)	76.4	(31.6)	15.5	5.1	65.8	(33.8)	37.1

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.

	Six months ended June 30,
	2011						2010
(in millions of euros)	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total
Revenues from unaffiliated customers	758.1	293.4	—		1,051.5	718.8	277.2	—		996.0
Inter-segment revenues		92.0	(92.0)		—	0.2	72.3	(72.5)		—
Operating revenues	758.1	385.4	(92.0)		1,051.5	719.0	349.5	(72.5)		996.0
Other income from ordinary activities	—	1.2	—		1.2	—	1.6	—		1.6
Total income from ordinary activities	758.1	386.6	(92.0)		1,052.7	719.0	351.1	(72.5)		997.6
Operating income (loss)	(39.2)	121.6	(54.9	)(a)	27.5	14.2	86.0	(45.4	)(a)	54.8
Equity in income (loss) of investees	5.5	—	—		5.5	(2.1)	—	—		(2.1)
Capital expenditures (b)	183.2	7.8	—		191.0	211.7	12.3	—		224.0
Depreciation and amortization (c)	171.9	18.3	(0.7)		189.5	173.7	17.1	0.8		191.6
Investments in companies under equity method	3.4				3.4	1.2	—	—		1.2
Identifiable assets	3,943.1	815.5	(232.5)		4.539.1	4,570.7	797.0	(286.5)		5,081.2
Unallocated and corporate assets					437.7					440.6

Total Assets					4,966.8					5,521.8

(a)	Includes general corporate expenses of €20.2 million for the six months ended June 30, 2011 and €21.7 million for the comparable period in 2010.
(b)	Includes (i) investments in multi-client surveys of €63.6 million for the six months ended June 30, 2011 and €128.0 million for the six months ended June 30, 2010; (ii) capitalized development costs of €5.2 million for the six months ended June 30, 2011 and €6.8 million for the comparable period of 2010 in the Services segment, €2.0 million for the six months ended June 30, 2011 and €1.4 million for the comparable period of 2010 in the Equipment segment; (iii) €11.3 million equipment acquired under finance lease for the six months ended June 30, 2011 and none for the comparable period of 2010 in the Services segment.
(c)	Includes multi-client survey amortization of €69.6 million for the six months ended June 30, 2011 and €80.2 million for the comparable period of 2010.

	Six months ended June 30,
	2011				2010
(in millions of US$)	Services (1)	Equipment(2)	Eliminations and Adjustments	Consolidated Total (3)	Services (1)	Equipment (2)	Eliminations and Adjustments	Consolidated Total (3)
Revenues from unaffiliated customers	1,065.6	412.3	—	1,477.9	971.0	372.0	—	1,343.0
Inter-segment revenues	0.5	129.2	(129.7)	—	0.2	97.0	(97.2)	—

Operating revenues	1,066.1	541.5	(129.7)	1,477.9	971.2	469.0	(97.2)	1,343.0

Other income from ordinary activities	—	1.7	—	1.7	—	2.1	—	2.1

Total income from ordinary activities	1,066.1	543.2	(129.7)	1,479.6	971.2	471.1	(97.2)	1,345.1

Operating income (loss)	(55.1)	170.9	(77.3)	38.5	19.2	115.4	(60.8)	73.8

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.406 per € in 2011 and of US$1.351 per € in 2010 for the Services segment.
(2)	Dollar amounts were converted at the average exchange rate of US$1.405 per € in 2011 and of US$1.342 per € in 2010 for the Equipment segment.
(3)	Dollar amounts for the Consolidated total were converted at the average exchange rate of US$1.406 per € in 2011 and of US$1.348 per € in 2010, corresponding to the weighted average based on each segment’s operating revenues.

Revenues by geographic area

The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended June 30,
	2011			2010
Except percentages, in millions of	€	US$ (1)		€	US$ (1)
North America	66.6	100.0	13%	126.1	163.9	25%
Central and South Americas	113.6	163.2	22%	41.9	52.9	9%
Europe, Africa and Middle East	218.0	314.3	42%	224.4	293.2	45%
Asia Pacific	119.0	172.2	23%	105.6	136.9	21%

Total	517.2	749.7	100%	498.0	646.9	100%

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.

	Six months ended June 30,
	2011			2010
Except percentages, in millions of	€	US$ (1)		€	US$ (1)
North America	217.2	305.3	21%	252.7	340.8	25%
Central and South Americas	197.0	277.0	19%	115.7	156.0	12%
Europe, Africa and Middle East	402.2	565.3	38%	413.3	557.3	41%
Asia Pacific	235.0	330.3	22%	214.3	288.9	22%

Total	1,051.5	1,477.9	100%	996.0	1,343.0	100%

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.406 per € in 2011 and of US$1.348 per € in 2010.

NOTE 6—COMMITMENTS AND CONTINGENCIES

Commitments

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction,

•	The Group acquired the seismic vessel Voyager, previously operated by the Group under a time charter contract;

•	The Group sold the seismic vessel Venturer to Norfield. A bareboat contract for this vessel was signed until December 2012;

•	We extended the contract for our seismic vessel Champion for 5 years until December 2019. The previous time charter contract was replaced by a bareboat contract;

•	We extended the time charter contract for our seismic vessel Bergen Surveyor until December 2012.

This transaction resulted in a reduction of approximately €30 million of our operating leases cash-obligations.

On March 26, 2011 the seismic vessel Pacific Finder was delivered. The time charter contract applies for eight years until April 2019.

On June 28, 2011, we entered into a five-year marine charter agreement with Bourbon for six new support vessels to assist our seismic operations. The new vessels will be delivered starting at the end of 2012. This represents an increase of €80 million of our off balance sheet commitments.

Litigation and other risks

On February 16, 2011, the United States District Court for the Eastern District of Texas entered its final judgment and permanent injunction with regards to the patent lawsuit between Sercel and ION. The injunction prohibits us from selling Sercel digital sensor “DSU” technology in the United States. The injunction covers only this DSU technology and is limited to the territory of United States. It does not restrict Sercel’s ability to use, manufacture, sell or deliver the DSU products anywhere else in the world. It also does not relate to the Sercel 408UL and 428XL recording systems. Sercel can continue to promote, sell and deliver these systems in the United States.

Specifically, the injunction states that when the manufacture, sale and delivery occur outside the United States, the offer to sell the DSU does not constitute an act of infringement or a violation of the injunction. Furthermore, the promotion or marketing of the DSU technology in the United States does not violate the injunction when the manufacture, sale and delivery occur outside of the United States.

On March 8, 2011, we posted a U.S.$12.8 million bond (corresponding to the total damages award plus 20% interest) and filed a notice of appeal. Ion Geophysical has also appealed the Court’s ruling, seeking, among other things, to reinstate the jury’s award of U.S.$25.2 million with respect to lost profits.

The Company does not expect this claim to have any material impact on the Group’s results of operation, financial position, or cash flows. Thus, no provision was recorded in the consolidated financial statements.

NOTE 7—RELATED PARTY TRANSACTIONS

The Group provides services to related parties, and contracts associated with these services are concluded at arm’s length. The Group also receives services from related parties.

	Six months ended June 30,
	2011	2010
	(in millions of euros)
Charter revenues received from LDA for the Alizé	6.8	7.0
Sales of geophysical equipment to Argas	2.2	24.5
Technical consulting services / equipment rentals to Argas	5.5	8.5
Other services rendered to JV Elnusa	1.2	—
Sales of geophysical equipment to JV Xian Peic	—	3.4
Income	15.7	43.4
Expenses paid for Alizé ship management to LDA	8.3	6.9
Expenses paid for Oceanic Vega ship management to Eidesvik Seismic Vessel AS	5.3	—
Purchases of geophysical equipment from Tronic’s	3.5	2.3
Equipment rentals from Argas	2.9	8.5
Purchases of geophysical equipment from Cybernetix	—	4.8

Charter expenses and ship management to Norwegian Oilfield Services AS	—	15.8
Cost of services rendered by JV Xian Peic	—	0.2
Expenses	20.0	38.5

Trade receivables from Argas	4.5	5.3
Trade receivables from JV Elnusa	1.2
Trade receivables from LDA	1.0	5.5
Trade receivables from Cybernetix	0.8	—
Trade receivables from Norwegian Oilfield Services AS	—	7.5
Trade accounts and notes receivable	7.5	18.3

Loan to Eidesvik Seismic Vessel AS	11.0	5.9
Loan to Oceanic Seismic Vessels AS	4.1	—
Financial assets	15.1	5.9

Accounts payable to LDA	3.7	1.8
Accounts payable to Tronics	1.1	—
Accounts payable to Cybernetix	0.5	0.2
Accounts payable to Argas	0.5	4.9
Trade accounts and notes payable	5.8	6.9

Future rents commitments to LDA	23.4	43.7
Future rent commitments to Eidesvik Seismic Vessels AS and Oceanic Seismic Vessels AS	321.4	436.1
Future rents commitments to Norwegian Oilfield Services AS	—	150.9
Contractual Obligations	344.8	630.7

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar owner of the seismic vessel Alizé. Geomar provides vessel charter services to LDA.

Tronic’s is 16% owned by the group.

Argas, Cybernetix, Eidesvik Seismic Vessel AS and Oceanic Seismic Vessel AS, JV Elnusa are companies accounted for under the equity method.

JV Xian Peic is fully consolidated in our financial statements since November 2010.

CGGVeritas does not own any shareholding in Norwegian Oilfield Services AS since January 13, 2011 (see Note 2).

NOTE 8—SUBSEQUENT EVENTS

On July 28 2011, a strategic agreement was signed with Spectrum, a Norwegian multi-client company, for the contribution of our 2D Multi-client marine library for a consideration in cash and a 25% equity position in Spectrum.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since July 1, 2010, our group has been organized in five divisions and operates in two industry segments:

•	Geophysical services segment, which comprises:

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Processing, imaging and reservoir: processing and imaging, as well as interpretation of geophysical data, data management and reservoir studies for clients; and

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

•

Geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

We report financial information by operating segment in accordance with our internal reporting system and the internal segment information that is used to manage and measure our performance.

Factors Affecting Results of Operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons.

We believe that, in this context, oil and gas companies, especially the large international oil companies, have budgeted an overall 15% to 20% increase in exploration and production spending in 2011, with a special focus on exploration. We expect that this will drive the progressive recovery of demand in our seismic services divisions, especially marine. We also expect that Sercel will continue to reap the benefit of its large installed base and the sustained demand for technological intensity.

See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2010 for a discussion of developments in the geophysical industry.

Foreign exchange fluctuations

As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates. Movements between the U.S. dollar and euro or other currencies may adversely affect our business by negatively impacting our revenues and income.

As certain trends in our business may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations into U.S. dollars. See “Item 5: Operating and Financial Review and Prospects—Trend Information—Currency Fluctuations” of our annual report on Form 20-F for the year ended December 31, 2010.

Unless otherwise indicated, balance sheet data expressed in U.S. dollars have been converted from euros at the exchange rate on the relevant balance sheet date, and income statement data in U.S. dollars have been converted from euros at the average exchange rate for the relevant year. The exchange rates as of December 31, 2010 and June 30, 2011 were U.S.$1.336 and U.S.$1.445 respectively, per euro, and the average exchange rates for the six-month periods ended June 30, 2010 and 2011 were U.S.$1.348 and U.S.$1.406, respectively, per euro.

Acquisitions and divestitures

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction, we acquired Voyager AS (to be renamed Exploration Vessel Resources II AS), the owner of the seismic vessel Voyager, and sold the seismic vessel Venturer to Norfield. CGGVeritas is no longer a shareholder of Norfield AS. The gain arising from the disposal of our assets in relation with this transaction amounted to €7.8 million and was recorded in the line item “Other revenues (expenses)” in our statement of operations.

On the date we acquired it, Voyager AS entered into a U.S.$45 million credit facility secured by a pledge over the Voyager vessel and subject to substantially the same covenants as our US senior credit facilities.

On March 17, 2011, we purchased for U.S.$2.5 million Petrodata Consulting LLC, a Moscow-based company offering static and dynamic reservoir modeling, reserve estimation and risking, and field development services to the international oil and gas industry.

Indebtedness

Issue of bonds convertible into and/or exchangeable for new or existing shares

On January 27, 2011, we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2016 for a total nominal amount of €360 million. We used the net proceeds of the issuance to partially redeem our U.S.$530 million 7.5% Senior Notes due May 2015, allowing us to reduce our cash interest expense.

The bonds’ nominal value was set at €27.80 per bond, representing an issue premium of 25% of the CGGVeritas’ reference share price on the regulated market of NYSE Euronext in Paris. The Bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year. The bonds entitle the holders to receive new and/or existing CGGVeritas shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

Issue of senior notes due 2021

On May 31, 2011, we issued U.S.$650 million principal amount of 6 1/2 % senior notes due June 1, 2021. The senior notes were issued at a price of 96.45% of their principal amount, resulting in a yield of 7%. We used the net proceeds of the issuance to redeem the remainder of our U.S.$530 million 7.5% Senior Notes due May 2015 and to repay in full the U.S.$508 million outstanding under our term loan B facility.

Redemption of 7 1/2 % Senior Notes due 2015

On March 1, 2011, we redeemed U.S.$460 million aggregate principal amount of our U.S.$530 million 7 1/2 % Senior Notes due 2015 at a price of 103.75% plus accrued interest, and on June 30, 2011,we redeemed the remaining U.S.$70 million aggregate principal amount of such notes at a price of 102.5% plus accrued interest. The redemptions were financed through the bond issuances described immediately above.

Redemption of term loan B facility

On June 2, 2011, we repaid in full the U.S.$508 million outstanding under our term loan B facility with the proceeds of our issuance of senior bonds due 2021 described above.

New stock-option plans and performance shares allocation plan

On March 24, 2011, the Board of Directors allocated:

•

964,263 stock options to certain officers and employees. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. The options have an eight-year duration.

•

66,667 stock options to the Chairman and 133,333 options to the Chief Executive Officer. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of three objectives. The options have an eight-year duration.

•

488,886 performance shares, including 13,750 performance shares to the Chairman and 27,500 performance shares to the Chief Executive Officer. These performance shares will be allocated on the later of either March 24, 2013 or the date of the shareholders’ meeting convened to approve the financial statements for fiscal year 2012, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation are fulfilled. These performance conditions are based on the achievement of certain objectives related to operating income and EBITDAS over fiscal years 2011 and 2012.

Legal proceedings, claims and other contingencies

On February 16, 2011, the United States District Court for the Eastern District of Texas entered its final judgment and permanent injunction with regards to the patent lawsuit between Sercel and ION Geophysical. The injunction prohibits us from selling Sercel digital sensor “DSU” technology in the United States. The injunction covers only this DSU technology and is limited to the territory of United States. It does not restrict Sercel’s ability to use, manufacture, sell or deliver the DSU products anywhere else in the world. It also does not relate to the Sercel 408UL and 428XL recording systems. Sercel can continue to promote, sell and deliver these systems in the United States.

Specifically, the injunction states that when the manufacture, sale and delivery occur outside the United States, the offer to sell the DSU does not constitute an act of infringement or a violation of the injunction. Furthermore, the promotion or marketing of the DSU technology in the United States does not violate the injunction when the manufacture, sale and delivery occur outside of the United States.

On March 8, 2011, we posted a U.S.$12.8 million bond (corresponding to the total damages award plus 20% interest) and filed a notice of appeal. Ion Geophysical has also appealed the Court’s ruling, seeking, among other things, to reinstate the jury’s award of U.S.$25.2 million with respect to lost profits.

Backlog

Our backlog as of July 1, 2011 was U.S.$1.3 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended June 30, 2011 compared to three months ended June 30, 2010

Operating revenues

The following table sets forth our consolidated operating revenues by division, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Three months ended June 30,
	2011			2010
Except percentages, in millions of	€	U.S.$(1)%		€	U.S.$(1)%
Marine contract	167.7	241.9	32%	149.5	195.0	30%
Land contract	54.1	81.1	11%	61.7	79.4	12%
Processing, imaging and reservoir	73.3	106.2	14%	71.7	93.7	15%
Multi-client	72.3	103.9	14%	70.4	91.8	14%

Total Services	367.1	533.2	71%	353.3	459.9	71%
Equipment	150.1	216.4	29%	144.7	187.0	29%

Total	517.2	749.6	100%	498.0	646.9	100%

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.

Our consolidated operating revenues for the three months ended June 30, 2011 increased 4% to €517.2 million from €498.0 million for the comparable period of 2010 in the context of a weakening US dollar. Expressed in U.S. dollars, our consolidated operating revenues increased 16% to U.S.$749.6 million in the three months ended June 30, 2011 from U.S.$646.9 million for the comparable period of 2010, reflecting the continued strong demand for Sercel equipment and the progressive strengthening of the seismic services market.

Services

Operating revenues for our Services segment (excluding intra-group sales) increased 4% to €367.1 million for the three months ended June 30, 2011 from €353.3 million for the comparable period of 2010. In U.S. dollar terms, operating revenues for our Services segment increased 16% principally due to our Marine contract division.

Marine contract

Operating revenues from our Marine contract division for the three months ended June 30, 2011 increased 12% to €167.7 million from €149.5 million for the comparable period of 2010 (and increased 24% in U.S. dollar terms) mainly due a higher allocation of our 3D fleet to contract work compared to multi-client. The fleet availability and production rates were 92% and 85%, respectively, for the three months ended June 30, 2011 compared to 92% for both rates for the three months ended June 30, 2010. Operational performance continued to be affected by maritime interruptions and operational incidents. Our seismic vessels Oceanic Phoenix and Oceanic Endeavour returned to operations with their enhanced configuration following upgrades and sea trials. The Commander was decommissioned at the end of May and our newly built X-BOW Oceanic Sirius vessel is scheduled to be delivered in early October. Our wide azimuth contract in Mexico was further extended until mid-December and BroadSeis™ has been expanding into new complex geophysical areas, including the salt structures in the deep water offshore Gabon.

Land contract

Operating revenues from our Land contract division decreased 12% to €54.1 million for the three months ended June 30, 2011, from €61.7 million for the comparable period of 2010. In U.S. dollar terms, operating revenues increased 2% as a result of the development of both high-channel count surveys and OBC markets, particularly in the Middle East.

Processing, imaging and reservoir

Operating revenues from our Processing, Imaging & Reservoir division increased 2% to €73.3 million for the three months ended June 30, 2011 from €71.7 million for the comparable period of 2010 (and increased 13% in US dollar terms) with our continued advanced technology leadership. The early processing of our BroadSeis™ surveys show very promising results for both our contract and multi-client surveys. During the three months ended June 30, 2011 several dedicated center contracts were extended.

Multi-client

Operating revenues from our Multi-client division for the three months ended June 30, 2011 increased 3% to €72.3 million from

€70.4 million for the comparable period of 2010 (and increased 13% in U.S. dollar terms) as a result of increased marine multi-client after-sales, partially offset by decreased land multi-client sales.

Multi-client marine data library revenues increased 19% to €54.5 million for the three months ended June 30, 2011 from €46.0 million for the comparable period of 2010 (and increased 31% in U.S. dollar terms). With a rate of 97%, prefunding decreased 76% to €7.5 million for the three months ended June 30, 2011 from €32.0 million for the comparable period of 2010 (and decreased 74% in U.S. dollar terms) as more vessels were allocated to contract. After-sales increased significantly to €47.0 million for the three months ended June 30, 2011 from €14.0 million for the comparable period of 2010 as demand for Brazil, North Sea and Gulf of Mexico picked up ahead of lease sales scheduled for the end of the year.

Multi-client land data library revenues decreased 27% to €17.7 million for the three months ended June 30, 2011 from €24.4 million for the comparable period of 2010 (and decreased 19% in U.S. dollar terms). With a rate of 46%, prefunding decreased 12% to €10.4 million for the three months ended June 30, 2011 from €11.9 million for the comparable period of 2010 due to adverse weather conditions in Pennsylvania where we are performing surveys for shale gas as part of our Marcellus program. After-sales decreased 40% to €7.3 million for the three months ended June 30, 2011 from €12.5 million for the comparable period of 2010 (and decreased 35% in U.S. dollar terms) as demand remained low.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, decreased 4% to €183.8 million for the three months ended June 30, 2011 from €190.6 million for the comparable period of 2010. In U.S. dollar terms, revenues increased 8% to U.S.$266.7 million for the three months ended June 30, 2011 from U.S.$247.1 million for the comparable period of 2010. In land equipment, sales remained at a high level as a result of demand for increasing channel counts and regional activity, especially in Europe and the Middle East. In marine equipment, lower sales of streamers this quarter were partially compensated by the sustained demand for our SeaRay® Ocean Bottom Cable technology.

Operating revenues for our Equipment segment, excluding intra-group sales, increased 3% to €150.1 million for the three months ended June 30, 2011 from €144.7 million for the comparable period in 2010 (and increased 16% in U.S. dollar terms).

Operating Expenses

Cost of operations, including depreciation and amortization, increased 12% to €445.8 million for the three months ended June 30, 2011 from €398.9 million for the comparable period of 2010 mainly due to increased activity. As a percentage of operating revenues, cost of operations increased to 86% for the three months ended June 30, 2011 from 80% for the comparable period of 2010. Gross profit decreased 28% to €71.8 million for the three months ended June 30, 2011 from €99.8 million for the comparable period of 2010, representing 14% and 20% of operating revenues, respectively.

Research and development expenditures decreased 21% to €12.2 million for the three months ended June 30, 2011, from €15.5 million for the comparable period of 2010, representing 2% and 3% of operating revenues, respectively.

Selling and marketing expenses increased 12% to €15.0 million for the three months ended June 30, 2011 from €13.4 million for the comparable period of 2010.

General and administrative expenses decreased 29% to €33.6 million for the three months ended June 30, 2011 from €47.2 million for the comparable period of 2010. As a percentage of operating revenues, general and administrative costs decreased to 6.5% for the three months ended June 30, 2011 from 9.5% for the comparable period of 2010.

Other expenses amounted to €0.5 million for the three months ended June 30, 2011. Other revenues of €4.8 million for three months ended June 30, 2010 included primarily disposal of assets.

Operating Income (Loss)

Our operating income was €10.5 million for the three months ended June 30, 2011 compared to €28.5 million for the three months ended June 30, 2010 as a result of the factors described above.

Operating loss from our Services segment was €20.1 million for the three months ended June 30, 2011 compared to an income of €4.1 million for the three months ended June 30, 2010.

Operating income from our Equipment segment was €52.3 million for three months ended June 30, 2011 compared to €50.5 million for the three months ended June 30, 2010.

Financial Income and Expenses

Cost of net financial debt increased 36% to €35.2 million for the three months ended June 30, 2011 from €25.8 million for the comparable period of 2010 (and increased 51% in U.S. dollar terms) mainly due to the accelerated amortization of U.S.$15 million in issuing fees related to the repayment, on June 2, 2011, of the U.S.$508 million outstanding under our term loan B facility, financed by the issuance of U.S.$650 million in aggregate principal amount of 6 1/2% Senior Notes due 2021.

Other financial expenses were €2.4 million for the three months ended June 30, 2011 compared to financial income of €8.0 million for the three months ended June 30, 2010 mainly due to U.S.$2 million premium paid for the redemption of the remaining U.S.$70 million aggregate principal amount of our 7 1/2% Senior Notes due 2015 with the proceeds of the Senior Notes due 2021.

Income Taxes

Income tax expenses were €2.9 million for the three months ended June 30, 2011 compared to €2.0 million for the three months ended June 30, 2010.

Equity in Income (Loss) of Affiliates

Income from investments accounted for under the equity method was €4.0 million for the three months ended June 30, 2011 compared to loss of €2.3 million for the three months ended June 30, 2010, mainly attributable to the performance of Argas, our joint venture in Saudi Arabia.

Net Income (loss)

Net loss was €26.0 million for the three months ended June 30, 2011 compared to a net income of €6.3 million for the comparable period of 2010 as a result of the factors discussed above.

Six months ended June 30, 2011 compared to six months ended June 30, 2010

Operating revenues

The following table sets forth our consolidated operating revenues by division, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Six months ended June 30,
	2011			2010
Except percentages, in millions of	€	U.S.$ (1)%		€	U.S.$ (1)%
Marine	313.7	440.9	30%	294.7	398.1	30%
Land	171.2	240.6	16%	143.2	193.4	14%
Processing & Imaging	146.3	205.8	14%	138.6	187.3	14%
Multi-client	126.8	178.3	12%	142.3	192.2	14%

Total Services	758.1	1,065.6	72%	718.8	971.0	72%
Equipment	293.4	412.3	28%	277.2	372.0	28%

Total	1,051.5	1,477.9	100%	996.0	1,343.0	100%

(1)

Dollar amounts represent euro amounts converted at the average exchange rates per € in 2011 of U.S.$1.406, U.S.$1.406, and U.S.$1.405 for the Group, the Services segment and the Equipment segment, respectively, and U.S.$1.348, U.S.$1.351, and U.S.$1.342 per € in 2010 for the Group, the Services segment and the Equipment segment.

Our consolidated operating revenues for the six months ended June 30, 2011 increased 6% to €1,051.5 million from €996.0 million for the comparable period of 2010. Expressed in U.S. dollars, our consolidated operating revenues increased 10% to U.S.$1,477.9 million in the six months ended June 30, 2011 from U.S.$1,343.0 million for the comparable period of 2010, reflecting the continued strong demand for Sercel equipment and the progressive strengthening of the seismic services market.

Services

Operating revenues from our Services segment (excluding intra-group sales) increased 5% to €758.1 million for the six months ended June 30, 2011 from €718.8 million for the comparable period of 2010 (and increased 10% in U.S. dollar terms) due to increased Marine contract and Land contract activity and despite lower multi-client sales.

Marine contract

Operating revenues from our Marine contract division for the six months ended June 30, 2011 increased 6% to €313.7 million from €294.7 million for the comparable period of 2010 (and increased 11% in U.S. dollar terms) as we allocated more of our 3D fleet to contract activity compared to multi-client. Operational performance was affected by maritime interruptions and operational incidents.

Land contract

Operating revenues from our Land contract division increased 20% to €171.2 million for the six months ended June 30, 2011, from €143.2 million for the comparable period of 2010 (and increased 24% in U.S. dollar terms). The division performed very well in the first three months of 2011 due to a strong winter campaign in North America and slowed in the three months ended June 30, 2011 due to the seasonal demobilization of the crews.

Processing, imaging and reservoir

Operating revenues from our Processing, imaging and reservoir division increased 6% to €146.3 million for the six months ended June 30, 2011 from €138.6 million for the comparable period of 2010 (and increased 10% in U.S. dollar terms). Demand remained high and several dedicated center contracts were extended during the six months ended June 30, 2011.

Multi-client

Operating revenues from our Multi-client division for the six months ended June 30, 2011 decreased 11% to €126.8 million from €142.3 million for the comparable period of 2010 (and decreased 7% in U.S. dollar terms).

Multi-client marine data library revenues decreased 12% to €87.2 million for the six months ended June 30, 2011 from €98.9 million for the comparable period of 2010 (and decreased 8% in U.S. dollar terms) principally due to reduced demand, particularly during the three months ended March 31, 2011. Prefunding, with a rate of 97%, decreased 62% to €20.9 million for the six months ended June 30, 2011 from €54.8 million for the comparable period of 2010 (and decreased 60% in U.S. dollar terms) as our 3D fleet was allocated mainly to contract activity. After-sales increased 50% to €66.2 million for the six months ended June 30, 2011 from €44.1 million for the comparable period of 2010 (and increased 56% in U.S. dollar terms), driven by a higher demand in Brazil, North Sea and Gulf of Mexico in the three months ended June 30, 2011.

Multi-client land data library revenues decreased 9% to €39.6 million for the six months ended June 30, 2011 from €43.4 million for the comparable period of 2010 (and decreased 5% in U.S. dollar terms). Prefunding, with a rate of 64%, increased 10% to €26.5 million for the six months ended June 30, 2011 from €24.0 million for the comparable period of 2010, mainly due to our activity in the U.S. with our shale plays program (including in particular our 1,800 km² Marcellus survey in Pennsylvania). After-sales decreased 32% to €13.2 million for the six months ended June 30, 2011 from €19.3 million for the comparable period of 2010 (and decreased 29% in U.S. dollar terms) as demand remained low.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, increased 10% to €385.4 million for the six months ended June 30, 2011 from €349.5 million for the comparable period of 2010. In U.S. dollar terms, revenues increased 15% to U.S.$541.5 million for the six months ended June 30, 2011 from U.S.$469.0 million for the comparable period of 2010. Sales were supported by continued robust demand for both high-end land and marine equipment.

Operating revenues for our Equipment segment, excluding intra-group sales, increased 6% to €293.5 million for the six months ended June 30, 2011 from €277.2 million for the comparable period in 2010 (and increased 11% in U.S. dollar terms).

Operating Expenses

Cost of operations, including depreciation and amortization, increased 15% to €909.9 million for the six months ended June 30, 2011 from €791.8 million for the comparable period of 2010 mainly due to increased activity. As a percentage of operating revenues, cost of operations increased to 87% for the six months ended June 30, 2011 from 79% for the comparable period of 2010. Gross profit decreased 31% to €142.8 million for the six months ended June 30, 2011 from €205.8 million for the comparable period of 2010, representing 14% and 21% of operating revenues, respectively.

Research and development expenditures decreased 6% to €27.0 million for the six months ended June 30, 2011, from €28.8 million for the comparable period of 2010 representing 3% of operating revenues for both periods.

Marketing and selling expenses decreased 5% to €28.6 million for the six months ended June 30, 2011 from €30.1 million for the comparable period of 2010.

General and administrative expenses decreased 29% to €68.1 million for the six months ended June 30, 2011 from €96.5 million for the comparable period of 2010. As a percentage of operating revenues, general and administrative costs decreased to 6.5% for the six months ended June 30, 2011 from 9.7% for the comparable period of 2010.

Other revenues amounted to €8.4 million for the six months ended June 30, 2011 mainly due to a €7.8 million gain on sale of assets in relation with the Norfield transaction completed in January 2011. Other revenues for the six months ended June 30, 2010 amounted to €4.4 million mainly due to disposal of assets.

Operating Income (Loss)

Our operating income decreased 50% to €27.5 million for the six months ended June 30, 2011, from €54.8 million for the comparable period of 2010 (and decreased 48% in U.S. dollar terms) as a result of the factors described above.

Operating loss from our Services segment was €39.2 million for the six months ended June 30, 2011 compared to an income of €14.2 million for the six months ended June 30, 2010.

Operating income from our Equipment segment was €121.6 million for six months ended June 30, 2011 compared to €86.0 million for the six months ended June 30, 2010.

Financial Income and Expenses

        Cost of net financial debt increased 35% to €67.8 million for the six months ended June 30, 2011 from €50.3 million for the comparable period of 2010 (and increased 41% in U.S. dollar terms) mainly due to (i) the accelerated amortization of U.S.$22 million in issuing fees related to the redemption of our U.S.$530 million 7 1/2% Senior Notes due 2015 and repayment of the U.S.$508 million outstanding under our term loan B facility, and (ii) U.S.$2.8 million of interest paid on our Senior Notes due 2015 between the issuance, on January 27, 2011, of our convertible bonds for a total nominal amount of €360 million and the partial redemption of the Senior Notes due 2015with the proceeds of the convertible bonds (following the notice period).

Other financial expenses were €13.1 million for the six months ended June 30, 2011 as a result of a U.S.$19 million premium paid for the early redemption of our 7 1/2% Senior Notes due 2015 described above, compared to financial income of €15.3 million for the six months ended June 30, 2010 due to currency fluctuations.

Income Taxes

Income tax expenses were €5.1 million for the six months ended June 30, 2011 from €11.1 million for the comparable period of 2010.

Equity in Income (Loss) of Affiliates

Income from investments accounted for under the equity method was €5.5 million for the six months ended June 30, 2011 from loss of €2.1 million for the comparable period of 2010. This increase was mainly attributable to Argas, our joint venture in Saudi Arabia.

Net Income (loss)

Net loss was €53.0 million for the six months ended June 30, 2011 compared to a net income of €6.6 million for the comparable period of 2010 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels and acquisition of seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund our liquidity needs through cash generated by operations, senior notes and borrowings under our U.S. and French senior secured revolving credit facilities. Our U.S. revolving credit facility is for $140 million (undrawn as of June 30, 2011) maturing January 2012, and our French revolving credit facility is for U.S.$200 million (€20 million drawn as of June 30, 2011) maturing February 2014. We have raised also funds through issuances of shares and convertible bonds and may do so in the future.

We believe that we are not subject to near-term liquidity constraints, given our liquidity available as of June 30, 2011, our cash flow generation capability and prospects, and our near-to mid-term debt repayment schedule.

Cash Flows

Operations

Net cash provided by operating activities was €260.8 million for the six months ended June 30, 2011 compared to €172.7 million for the comparable period of 2010. Before changes in working capital, net cash provided by operating activities for the six months ended June 30, 2011 was €168.1 million compared to €165.0 million for the comparable period for 2010. Changes in working capital had a positive impact on cash from operating activities of €92.6 million in the six months ended June 30, 2011 compared to a positive impact of €7.7 million for the comparable period for 2010, mainly due to customer payments of trade accounts and notes receivable.

Investing activities

Net cash used in investing activities was €167.0 million in the six months ended June 30, 2011 compared to €212.0 million for the six months ended June 30, 2010.

In the six months ended June 30, 2011, we purchased tangible and intangible assets for €111.8 million, mainly for the upgrade of our seismic vessels Oceanic Phoenix and Oceanic Endeavour and for equipping the Pacific Finder with Sentinel streamers, compared to €86.4 million for the six months ended June 30, 2010.

We also invested €63.6 million in our multi-client library mainly in Brazil and the North Sea, compared to €128.0 million in the comparable period of 2010. As of June 30, 2011, the net book value of our multi-client data library was €412 million compared to €451.2 million as of December 31, 2010.

Financing activities

Net cash used in financing activities during the six months ended June 30, 2011 was €51.1 million compared to €134.6 million of net cash provided for the six months ended June 30, 2010. Our financing activities during the six months ended June 30, 2011 are described above under “Factors Affecting Our Results of Operations—Indebtedness.”

Net debt

Net financial debt as of June 30, 2011 was €1,032.6 million compared to €1,149.7 million at December 31, 2010. The ratio of net financial debt to equity decreased to 39.5% as of June 30, 2011 from 41% as of December 31, 2010.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of the balance sheet at June 30, 2011 and December 31, 2010:

(in millions of euros)	June 30, 2011	December 31, 2010
Bank overdrafts	2.8	4.5
Current portion of long-term debt	62.9	74.5
Long-term debt	1,326.8	1,406.6
Gross financial debt	1,392.5	1,485.6
Less: cash and cash equivalents	(359.9)	(335.9)

Net financial debt	1,032.6	1,149.7

For a more detailed description of our financing activities, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2010.

EBITDAS

EBITDAS for the six months ended June 30, 2011 was €222.2 million (U.S.$312.2 million) compared to €253.7 million (U.S.$341.9 million) for the comparable period of 2010, representing 21% and 25% of operating revenues, respectively.

We define EBITDAS as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. EBITDAS is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and related measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS to Net cash provided by operating activity, according to our cash-flow statement, for the periods indicated:

	Six months ended June 30,
(in millions of euros)	2011	2010
EBITDAS	222.2	253.7
Other financial income (expense)	(13.1)	15.3
Variance on provisions	(6.7)	(48.6)
Net gain on disposal of assets	(3.3)	0.2
Dividends received from affiliates	4.9	2.2
Other non cash items	(2.4)	(10.3)
Income taxes paid	(33.4)	(47.5)
Change in trade accounts receivable	148.6	31.6
Change in inventories	(33.5)	(3.5)
Change in other current assets	17.3	(28.5)
Change in trade accounts payable	(38.0)	15.2
Change in other current liabilities	(3.4)	(30.2)
Impact of changes in exchange rate	1.6	23.1

Net cash provided by operating activity	260.8	172.7

Contractual obligations

The following table sets forth our future cash obligations as of June 30, 2011:

(in millions of euros)	Payments Due by Period
	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial Debt	32	20	514	701	1,267
Finance Lease Obligations (not discounted)	25	27	18	51	121
Operating Leases (a)	155	240	193	354	942
• Bareboat agreements	90	174	161	292	717
• Other operating lease agreement	65	66	32	62	225
Other Long-Term Obligations (interests)	81	162	154	163	560

Total Contractual Cash Obligations (b)	293	449	879	1,269	2,890

(a)	Includes time charter agreements for seismic vessels Oceanic Sirius and Bourbon support vessels.
(b)	Payments in foreign currencies are converted in euro at June 30, 2011 exchange rates.

Reconciliation of EBITDAS to U.S. GAAP

Summary of differences between IFRS and U.S. GAAP with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans, development costs and derivative instruments and hedging activities.

Pension plan

Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, we have elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP, this exemption is not applicable, which generates a difference resulting from the amortization of actuarial gains and losses recognized in statement of income.

Under IFRS, in accordance with IAS 19 – Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.

Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, a provision for redundancy plan should be recognized when the entity has a detailed formal plan for the restructuring, and has raised a valid expectation for those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Unaudited	Six months ended June 30,
(in millions of euros)	2011	2010
EBITDAS as reported	222.2	253.7
Actuarial gains (losses) on pension plan	(0.1)	(0.2)
Cancellation of IFRS capitalization of development costs	(7.0)	(8.1)

EBITDAS according to U.S. GAAP	215.1	245.4

Risk factors

The main risk factors which we currently believe our group is subject to are detailed in Item 3 of the annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on April 21, 2011 and Chapter IV of the Document de Référence filed with the Autorité des Marchés Financiers (AMF) on April 21, 2011.

The annual report on Form-20-F and the Document de Référence are available on our website or on the websites maintained by the SEC at www.sec.gov and the AMF at www.amf-france.org respectively.

Item 3: CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO.333-158684 AND NO.333-166250) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGGVeritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman

Compagnie Générale de Géophysique Veritas (Registrant)

/s/ Stéphane-Paul Frydman

Stéphane-Paul Frydman Chief Financial Officer

Date: July 29, 2011